UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 6, 2007
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange
Act of 1934:

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b):

N/A.

        Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant on, and dated, November 6, 2007, and entitled “Nova Announces 11% Revenue Increase, Positive Cash Flow in Q3 2007".

        This report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.‘s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491); and November 5, 2007 (File No. 333-147140) and into Nova Measuring Instruments Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on May 11, 2007 (File No. 333-142834).

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (the "Registrant") By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Date: November 6, 2007

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: info@gkir.com
http://www.nova.co.il

Company Press Release

NOVA ANNOUNCES 11% REVENUE INCREASE,
POSITIVE CASH FLOW IN Q3 2007

Strong Bookings and Backlog; R&D Consolidation to Improve Cost Structure

Rehovot, Israel – November 6, 2007 – Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its results for the third quarter of 2007.

Total revenues increased 11% to $13.9 million, compared to $12.5 million reported for the third quarter of 2006. Revenues decreased sequentially from $14.8 million reported for the second quarter of 2007.

During the third quarter, the company signed an agreement to license a few of its patents. Revenues in the third quarter included $0.8 million from IP license payments, net of legal fees and expenses.

Gross margin for the third quarter of 2007 was 38%, including a $0.3 million inventory write-off related to the Hypernex acquisition. Excluding the inventory write-off, gross margin in third quarter was 41%, the same as the comparable period a year ago, and compared with 46% for the second quarter of 2007. Gross margin declined sequentially mainly due to a less favorable product mix and costs associated with recent penetrations into new customers.

Operating expenses in the third quarter of 2007 were $9.2 million, including a non-cash impairment charge of $3.8 million related to the assets and liabilities acquired in the Hypernex transaction. Excluding the impairment charge, operating expenses were $5.4 million for the third quarter of 2007, compared with $6.0 million in the third quarter of 2006, and $5.9 million in the second quarter of 2007. The Company has also closed its research and development facility in State College, Pennsylvania, which was part of the Hypernex acquisition, following the integration of the activities to its headquarters in Israel. This move is expected to result in cost savings of $1.5 million in 2008.

The company reported a $3.7 million net loss in the third quarter of 2007, or ($0.19) per share, which included $4.1 million in non-cash charges for inventory write-off and impairment charges.

Net income excluding non-cash charges, was approximately $0.5 million, or $0.02 per diluted share for the third quarter of 2007, compared with a net loss of $0.8 million, or ($0.05) per share for the third quarter of 2006, and compared with a net income of $1.1 million, or $0.05 per diluted share for the second quarter of 2007.

Cash reserves at the end of the third quarter of 2007 were $20.5 million, an increase of $0.1 million compared to the end of second quarter of 2007.

“Business conditions in third quarter were in line with our expectations and our team continued to execute to our plan, with a significant sequential increase in bookings and a strong backlog,” said Gabi Seligsohn, President and CEO. “Excluding the one-time non-cash charges, we reported our second consecutive profitable quarter and with positive cash flow.”

“The strength in bookings is related to our continued market share gains in integrated metrology and our continued penetrations into the Optical CD stand-alone segment”, continued Seligsohn. “While we continue to believe x-ray metrology has good long term prospects, the sales cycle is extremely long and we considered it prudent to appropriately reflect the current asset value of the Hypernex acquisition on our balance sheet and improve our cost structure by transferring the R&D activities to our headquarters in Israel. Meanwhile, based on the momentum in stand-alone and integrated metrology, we expect a strong finish to the year and another growth year in 2008.”

The Company will host a conference call today, November 6, 2007, at 9:00am EST. To participate please dial in the U.S: 1-888-642-5032; UK: 0-800-032-3367; or internationally: +972-3-918-0687 at least 5 minutes before the start of the call. A recording of the call will be available on Nova’s website, within 24 hours following the end of the call.

This press release provides financial measures that excludes non-cash charges for inventory write-off and impairment charges and are therefore not calculated in accordance with generally accepted accounting principals (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova’s performance because they reflect our operational results and enhances management’s and investors’ ability to evaluate Nova’s performance before charges that will not recur in the future periods and thus are considered by management to be outside Nova’s ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to: our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products and risks related to our operations in Israel.  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on May 11, 2007.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of September 30,	As of December 31,
	2007	2006

CURRENT ASSETS
Cash and cash equivalents	10,704	4,176
Short-term interest-bearing bank deposits	--	466
Short-term investments	2,928	2,400
Held to maturity securities	2,669	3,265
Trade accounts receivable	10,255	10,252
Inventories	6,740	8,968
Other current assets	1,644	1,917

	34,940	31,444

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	2,201	3,172
Held to maturity securities	1,981	1,704
Other Long-term assets	182	222
Severance pay funds	2,356	2,249

	6,720	7,347

FIXED ASSETS, NET	3,324	2,601

INTANGIBLE ASSETS, NET	--	3,027

Total assets	44,984	44,419

CURRENT LIABILITIES
Trade accounts payable	5,317	6,424
Deferred income	1,469	3,048
Other current liabilities	6,164	6,099

	12,950	15,571

LONG-TERM LIABILITIES
Liability for employee severance pay	3,291	3,224
Deferred income	882	979
Other long-term liability	70	70

	4,243	4,273

SHAREHOLDERS' EQUITY	27,791	24,575

Total liabilities and shareholders' equity	44,984	44,419

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended
	September 30,	September 30,	June 30,
	2007	2006	2007

REVENUES
Product sales	10,202	9,857	12,128
Services	2,924	2,644	2,682
IP Licensing	766	--	--

	13,892	12,501	14,810

COST OF REVENUES
Product sales	5,558	5,175	5,522
Inventory write-off related to Hypernex assets and
liabilities acquisition	303	--	--
Services	2,695	2,247	2,547

	8,556	7,422	8,069

GROSS PROFIT	5,336	5,079	6,741

OPERATING EXPENSES
Research & Development expenses, net	2,197	2,272	2,203
Sales & Marketing expenses	2,553	2,292	2,528
General & Administration expenses	615	1,423	1,159
Impairment loss on intangibles and equipment related
to Hypernex assets and liabilities acquisition	3,831	--	--

	9,196	5,987	5,890

OPERATING INCOME (LOSS)	(3,860)	(908)	851

INTEREST INCOME, NET	190	130	220

NET INCOME (LOSS)	(3,670)	(778)	1,071

Basic income (loss) per share	(0.19)	(0.05)	0.06

Diluted income per share			0.05

Shares used for calculation of basic income (loss) per share	19,026	16,178	18,904

Shares used for calculation of diluted income per
share			19,652

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Nine-months ended
	September 30,	September 30,
	2007	2006

REVENUES
Product sales	32,773	26,795
Services	8,530	7,431
IP Licensing	766	--

	42,069	34,226

COST OF REVENUES
Product sales	15,948	12,690
Inventory write-off related to Hypernex assets and liabilities
acquisition	303	--
Services	7,908	6,740

	24,159	19,430

GROSS PROFIT	17,910	14,796

OPERATING EXPENSES
Research & Development expenses, net	6,733	6,579
Sales & Marketing expenses	7,279	6,007
General & Administrative expenses	3,886	3,853
Impairment loss on intangibles and equipment related to Hypernex
assets and liabilities acquisition	3,831	--

	21,729	16,439

OPERATING LOSS	(3,819)	(1,643)

INTEREST INCOME, NET	579	469

NET LOSS	(3,240)	(1,174)

Basic loss per share	(0.18)	(0.08)

Shares used for calculation of basic loss per share	18,390	15,713